January 8, 2010
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549-0306
Re:	Madison Square Garden, Inc. Registration Statement on Form 10, Amendment No. 5 Filed On December 24, 2009 File No. 001-34434
Dear Mr. Spirgel:
          This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated January 5, 2010, concerning the Registration Statement on Form 10, Amendment No. 5 (the “Form 10”) of Madison Square Garden, Inc. (“the Company”).
          The following is the Company’s response to the Comment Letter. As a result of the revisions to the Form 10, some page references have changed. The page references in the comments refer to page numbers of the Information Statement filed as Exhibit 99.1 to Amendment No. 5 to Form 10 as filed on December 24, 2009 and the page references in the responses refer to page numbers in the marked copy of the Information Statement filed as Exhibit 99.1 to Amendment No. 6 to the Form 10, as filed on January 8, 2010. The Company has, concurrently with the filing of this response letter, provided six marked copies of the Information Statement via messenger.
Statement of Operations, page 65
1.	We note your response to our prior comment 3 from our letter dated December 1, 2009 and your new disclosure on page 65 and your statement that “all inputs in the calculation relate to the license fee that was anticipated to be in effect for 2010 versus the license fee that will now be in effect for 2010 as a result of the new contractual affiliation agreement for 2010, based upon the actual number of paid subscribers for the respective pro forma periods presented.” It is unclear to us why you based your calculation on the per subscriber license fee anticipated for 2010 rather than actual per subscriber license fees for 2009. Please advise.

2.	In addition, even though the license fee per subscriber appears to be factually supportable, it is unclear to us why you believe the number of subscribers is fixed and not variable. For example an increase in the license fee rate per subscriber could impact the number of subscribers. Please advise.
Company Response to Comment 1 and 2: As discussed by John Mead of Sullivan & Cromwell LLP with Ms. Kessman and Mr. Suehiro of the Staff on January 6, 2010 and as indicated in Mr. Mead’s voicemail to Ms. Kessman and Mr. Suehiro on January 7, 2010, the Company has deleted the pro forma adjustment from the unaudited pro forma condensed combined statement of operations related to the increase in the per subscriber license fee effective January 1, 2010 under the new affiliation agreement entered into between the Company and Cablevision. In lieu of including such item as a pro forma adjustment in the respective pro forma periods and including the related pro forma income tax expense adjustment, the Company has included additional narrative disclosure related to the estimated incremental revenues that will be provided to the Company in 2010, as compared to the amount of revenue expected to be recognized by the Company pursuant to the Company’s arrangement with Cablevision for 2009, as a result of the new affiliation agreement entered into effective January 1, 2010 on page 59 in Amendment No. 6 to the Form 10 in the overview section of the Unaudited Pro Forma Combined Financial Information.
Executive Compensation, page 119
3.	Update your disclosure to include your executive compensation disclosure for 2009.
Company Response: The Company has made revisions starting on page 119 in Amendment No. 6 to Form 10 in response to the Staff’s comment.
Transfer Restrictions, page 183
4.	We note that you have entered into consent agreements with the NBA and NHL in connection with their approval of the spin-off transaction. As these agreements limit the ability of your stockholders to sell their shares under certain circumstances, please file these consent agreements as exhibits to your registration statement.
Company Response: Forms of consent agreements between the Company and each of the NBA and NHL containing the sale restrictions referenced in the Staff’s comment have been filed as exhibits in Amendment No. 6 to the Form 10. These have been filed as “Forms” because, under the practice of the two leagues, they will not be formally executed and delivered until the time of the Distribution.
Please note that, in addition to the changes discussed above, the Company has made several other changes to the Form 10, which are reflected in the marked copies of the Information Statement filed as Exhibit 99.1 to the Amendment No. 6 to the Form 10.

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In responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the enclosed materials, please call the undersigned at (212) 465-5930.

Very truly yours,

/s/ Robert M. Pollichino

Robert M. Pollichino Executive Vice President and Chief Financial Officer
cc:	Scott Hodgdon Inessa Kessman Dean Suehiro (Securities and Exchange Commission) Hank J. Ratner (President and Chief Executive Officer) John P. Mead (Sullivan & Cromwell LLP) Aldo Damiano (KPMG LLP)